UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

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FORM 6-K

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REPORT OF FOREIGN ISSUER
Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of May 2013

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        Golar LNG Partners LP
(Translation of registrant’s name into English)

Par-la-Ville Place,
14 Par-la-Ville Road,
Hamilton,
HM 08,
Bermuda
(Address of principal executive offices)

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Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F

Form 20-F [X]	Form 40-F [ ]

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes [ ]	No [X]

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):82-_____________________

Item 1. INFORMATION CONTAINED IN THIS FORM 6-K REPORT

Attached as Exhibit 99.1 is a copy of the press release of Golar LNG Partners LP dated April 30, 2013.

Exhibit 99.1

Golar LNG Partners LP - Announcement of filing of Form 20-F Annual Report

Golar LNG Partners LP announces that it has filed its Form 20-F for the year ended December 31, 2012 with the Securities and Exchange Commission in the U.S.

Form 20-F can be downloaded from the link below.

April 30, 2013
The Board of Directors
Golar LNG Partners LP
Hamilton, Bermuda

This information is subject of the disclosure requirements acc. to §5-12 vphl (Norwegian Securities Trading Act)

2012 Annual Report Form 20-F - http://hugin.info/147317/R/1698414/559971.pdf

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Golar LNG Partners LP (Registrant)

Date: April 30, 2013	By:	/s/ Graham Robjohns Graham Robjohns Principal Financial Officer